UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

England	001-10086	None
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary)

tel +44 (0) 1635 33251

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

Vodafone (‘Vodafone’ or the ‘Company’) is one of the world’s leading telecoms and technology service providers, offering extensive experience in connectivity, convergence and the Internet of Things (‘IoT’) and a wide range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 25 countries, partners with mobile networks in 41 more, and has fixed broadband operations in 19 markets. As of 31 March 2019, Vodafone had 650 million mobile customers, 19 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. Vodafone generated revenues of €43.7 billion in the financial year ended 31 March 2019.

Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). The Company is therefore subject to the NASDAQ Listing Rules and files reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) of the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets, SIM cards, broadband routers, TV set-top boxes and Internet of Things devices, to customers. In addition, the Company’s Vodafone Automotive business sells products such as antitheft, parking assistance and telematics systems to vehicle manufacturers. Vodafone Automotive includes a small technology device manufacturing operation, based in Italy, and sells products such as antitheft, parking assistance and telematics systems to vehicle manufacturers.

The majority of the products sold by Vodafone are not manufactured by the Company but are purchased from suppliers. In some cases, Vodafone contracts to manufacture products from suppliers. Vodafone does not directly own or operate large factories or other production facilities with the exception of the aforementioned Vodafone Automotive plant in Italy.

Electronic products contain numerous components that may contain columbite-tantalite (coltan), cassiterite, wolframite, gold or their derivatives, which are limited to tantalum, tin and tungsten, respectively (each, a ‘3TG’ metal). For example, tin is often used as a soldering material for electronic components, and gold and tantalum are typically used in components such as connectors or capacitors. These metals come from many different smelters and refiners in a complex and often opaque supply chain. Both the smelters and refiners, and the mines from which minerals are originally sourced, are many steps away from Vodafone in the supply chain.  As a user of these necessary ‘conflict minerals’ (as such term is defined in SEC Form SD) in its manufactured products, Vodafone is subject to certain reporting requirements under the Rule.

Vodafone’s policy with respect to the sourcing of conflict minerals can be found at: http://www.vodafone.com/content/dam/sustainability/pdfs/vodafone_conflict_minerals_policy.pdf.

Section 1 - Conflict Minerals Disclosures

In accordance with its policy, Vodafone has concluded that, during the 2018 calendar year, it has manufactured and contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

In accordance with the Rule, Vodafone carried out a ‘reasonable country of origin inquiry’ (‘RCOI’) and due diligence process to determine the origin of 3TG metals used in its ‘in-scope products’ (as defined below).

Vodafone conducted an analysis of procurement and manufacturing activities to identify (i) product categories likely to include products that contain 3TG metals (through its supplier qualification process)  and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture (or, in the case of Vodafone Automotive products, manufactures) and are therefore covered by the Rule (‘in-scope products’).

For the year ended 31 December 2018, Vodafone identified seven types of product categories that it considered likely to include in-scope products: (i) selected handsets purchased from Original Design Manufacturers; (ii) connected home devices (i.e. routers, modems, set-top boxes and femtocells); (iii) datacards (i.e. mobile broadband dongles); (iv) IoT tracker devices; (v) vehicle antitheft systems, such as alarm sirens and intrusion sensors; (vi) parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles; and (vii) telematic control units for vehicles, such as tracking systems based on GSM and GPS technologies.

Through this applicability assessment, Vodafone identified 113 in-scope products and product types(1) that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them on to customers) by the Company during the year ended 31 December 2018. The Company sourced in-scope products, or components for in-scope products, from 100 suppliers (‘in-scope suppliers’) in the year ended 31 December 2018.

These in-scope suppliers were surveyed using the Responsible Minerals Initiative Conflict Minerals Reporting Template (the ‘CMRT’). Through the RCOI described above, all of the 100 suppliers of in-scope products have provided responses to the CMRT.

Based on the RCOI enquiry and due diligence efforts described above, Vodafone has determined that some conflict minerals contained in in-scope products originated in ‘covered countries’ (as defined in Form SD). However, as a result of the incompleteness of suppliers’ responses received so far through the Company’s on-going due diligence program, Vodafone is unable to determine the origin of all conflict minerals contained in all of its in-scope products. Nonetheless, Vodafone has made a reasonable good-faith effort to collect and evaluate the information concerning 3TG smelters and refiners on the basis of the information provided by its suppliers. Details of the due diligence activities performed are provided in the Conflict Minerals Report provided as an exhibit to this Form SD.

In accordance with the Rule, this Form SD and the associated Conflict Minerals Report have been made publicly available. See Vodafone’s Group website:

http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/sec_filings.html

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

(1)  Products with small variations (colour, software, etc.) have been counted as one product type. All of the components of those products have been included within the conflict minerals due diligence.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vodafone Group Public Limited Company
(Registrant)

/s/ A Essam
Name: Ahmed Essam
Title: Chief Commercial Operations and Strategy Officer
Date: 31 May 2019